UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 001-04307

Husky Energy Inc.
(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On November 29 2010, Husky Energy Inc. issued a press release announcing its intention to raise approximately $1.0 billion by way of a public overnight-marketed offering of common shares (the “Public Offereing”) and a concurrent private placement of common shares to the principal shareholders (the “Private Placement”).  The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By:	/s/ “James D. Girgulis”
James D. Girgulis
Vice President, Legal & Corporate Secretary

Date: November 29, 2010

Exhibit A

HUSKY ENERGY ANNOUNCES INTENTION TO RAISE $1.0 BILLION IN A COMMON
SHARE OFFERING BY WAY OF OVERNIGHT-MARKETED PUBLIC OFFERING AND
CONCURRENT PRIVATE PLACEMENT

Calgary, Alberta (November 29, 2010) – Husky Energy Inc. (TSX:HSE) (the “Company”, “Husky” or “Husky Energy”) is pleased to announce it intends to raise approximately $1.0 billion by way of a public overnight-marketed offering of common shares (the “Public Offering”) and a concurrent private placement of common shares to the principal shareholders (the “Private Placement”).

The Company anticipates issuing approximately $293 million in common shares to the public and has filed a final universal base shelf prospectus with the securities regulatory authorities in all provinces of Canada in connection with the Public Offering. RBC Capital Markets and CIBC (the "Joint Bookrunners") will lead a syndicate of underwriters (collectively the “Underwriters”) for the proposed Public Offering. The final terms of the Public Offering will be determined by negotiation between the Company and the Underwriters.

Pursuant to the proposed Private Placement, each of L.F. Investments (Barbados) Limited and Hutchinson Whampoa Luxembourg Holdings S.à.r.l. (the “Principal Shareholders”) will subscribe for a combined total of $707 million in common shares on a private placement basis from the Company at the same price and terms as the Public Offering in order to retain their respective proportionate ownership in the Company after giving effect to the Private Placement and Public Offering.  The Joint Bookrunners will act as joint agents on the proposed private placement.

The proceeds from this offering will be used for repayment of existing indebtedness, capital expenditures, corporate and asset acquisitions and other general corporate purposes.

The Offering is expected to close on or around December 7, 2010 and is subject to customary closing conditions.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any Securities in any jurisdiction.  This news release is not an offer for sale within the United States of any Securities or other securities of Husky Energy.  Any offering of Securities of Husky Energy will not be registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration under U.S. securities laws or an applicable exemption from registration under such laws.  These Securities may not be sold in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Not for distribution to the U.S. news wires services, or dissemination in the United States.

Husky Energy is an integrated energy company headquartered in Calgary, Alberta, Canada. Husky Energy is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com

Forward Looking Information

Certain statements in this press release are forward-looking statements or information (collectively “forward-looking statements”), within the meaning of the applicable securities legislation. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In particular, this news release includes forward-looking statements relating to the public offering and concurrent private placement of common shares; expected timing of closing of the Public Offering and Private Placement, and the use of proceeds from the Public Offering and the Private Placement. Although Husky believes that the expectations reflected by the forward-looking statements presented in this press release are reasonable, Husky’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Husky about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources. Husky’s Annual Information Form and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and which are incorporated herein by reference. Except as required by applicable securities laws, Husky disclaims any intention or obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For additional information, please contact: Investor Inquiries: Rob McInnis Manager, Investor Relations 403-298-6817	Media Inquiries: Graham White Corporate Communications 403-298-7088

2  HUSKY ENERGY INC.